UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. ("Bradesco" or "Company") hereby informs the market that, on this date, its indirect subsidiaries, BSP Empreendimentos Imobiliários D127 Ltda. ("BSP Ltda.") and BSP Empreendimentos Imobiliários S.A. ("BSP S.A." and, together with BSP Ltda., "BSP Companies"), entered into a Non-Residential Rental Agreement Built to Suit (“Agreement”) with a part related to Bradesco, Fleury S.A. ("Fleury" and, together with BSP Companies, "Parties") ("Transaction").

As the Transaction exceeds the amount set forth in article 1, item "a", of Annex 30-XXXIII of CVM Instruction No. 480/2009, Bradesco, in compliance with said Instruction, presents the following information:

Transaction Description	Built to Suit Non-Residential Lease Agreement, having as object the property located in the Capital of the State of São Paulo, at the corner of Morumbi Avenue with Santo Amaro Avenue.
Name of the related party	Fleury S.A.
Information on the Parties and their relationship with Bradesco, as issuer

BSP Companies are controlled by Bradseg Participações S.A. ("Bradseg"), whose capital stock is 100% (one hundred percent) owned by the Company.

Bradesco indirectly holds, through Bradseg, 16.2% of the capital stock of Fleury.

Object, terms and conditions

The Agreement is for the purpose of leasing by Fleury of the non-residential building to be built in the modality Built to Suit, according to the obligation assumed by BSP Ltda., in the property registered under No. 262.482 of the 15th Real Estate Registry Officer of São Paulo - SP, located at the corner of Morumbi Avenue with Santo Amaro Avenue.

Fleury is bound as to the lease of the property for a period of two hundred and forty-four months (244), counted from its delivery with the appropriate habite-se (certificate of occupancy).

The monthly rent was set at R$1,341,000.00 (one million, three hundred and forty-one thousand reais), at present value, whereby a grace period will be granted for the first four months of the lease.

The Parties appointed the usual sureties in agreements of this nature and proportional to the obligations assumed by them.

Participation of Fleury (through its partners or administrators) in the process of decision of the Transaction by BSP Companies

Fleury, its partners and/or administrators did not participate in the BSP Companies' decision regarding the Transaction and did not act as representatives of the BSP Companies in their negotiation.

The Parties had their own legal advisors in negotiating the contract.

Reasons that led the BSP Companies to carry out the Transaction with the related party and not with third parties

BSP Ltda. owns a property with constructive potential in which the participation in the selection process organized by Fleury was an opportunity to optimize the occupancy of the asset. The location and the characteristics of the property in question were the most appropriate for the project of Built to Suit that Fleury wanted to carry out, in which such elements are essential for the choice of BSP Companies.

Description of the measures taken and procedures adopted to guarantee the commutativity of the Transaction

The Transaction followed all of the guidelines established in the Policy of Transactions with Related Parties of the Bradesco Organization, ensuring that the terms agreed were in accordance with market practices and conditions typical of the contracted scope.

Osasco, SP, August 17, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.